UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007
Commission File Number: 001-33129

Allot Communications Ltd.
(Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

        Allot Communications Ltd. (the “Company”) today announced that in accordance with the underwriting agreement entered into between the Company and its underwriters in connection with Company’s initial public offering, the 180-day lock-up period imposed on the Company and certain of its directors, officers, employees and shareholders that was originally scheduled to end on May 14, 2007 is automatically being extended and will end on Saturday, May 26, 2007.

        This extension was triggered as a result of the Company releasing its results of operations for the first quarter 2007 during the last 17 days of the original lock-up period. The extension is designed to enable an underwriter who publishes research reports regarding the Company to comply with NASD Rule 2711(f) regarding the timing of such reports.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Communications Ltd. By: /s/ Adi Sapir —————————————— Adi Sapir Chief Financial Officer

        Date: May 14, 2007